September 3, 2025	Philip T. Colton Direct Dial: (612) 604-6729 Main Fax: (612) 604-6800 pcolton@winthrop.com

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Park Dental Partners, Inc. Submission No. 2 to Draft Registration Statement on Form S-1 Submitted July 29, 2025 CIK No. 0002069604

Ladies and Gentlemen:

On behalf of Park Dental Partners, Inc. (the “Registrant”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a Form S-1 Registration Statement relating to the Registrant’s offering of shares of its common stock. The registration statement is marked to show changes from the Draft Registration Statement confidentially submitted on July 29, 2025. The Form S-1 Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes, including the presentation of consolidated financial statements as of and for the quarterly periods ended June 30, 2025 and 2024, respectively, and related disclosure throughout the Registration Statement.

In addition, we are providing the following responses to your comment letter, dated August 12, 2025, regarding Submission No. 2 to the Draft Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Form S-1 Registration Statement. The responses and information described below are based upon information provided to us by the Registrant.

September 3, 2025

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 29, 2025

Cover Page

1.	Please revise your cover page to disclose, as you do on page 106, that this registration statement registers the shares underlying the Underwriter’s Warrants.

Response:

The Registrant acknowledges the Staff’s comment and has revised the prospectus cover page disclosure to state that the Registration statement also registers the shares underlying the Underwriter’s warrants.

Our Growth Strategy, page 8

2.	We note your response to comment 8, including that, “[a]s it pertains to our future growth strategy, we have provided incremental disclosure to state that we are targeting the expansion around our core MSA today, as well as select national markets, which will be opportunistic based on acquisition opportunities,” and that because you “are unable determine where future acquisition opportunities may arise, we are also unable to quantify or disclose the number of future MSAs that may be targeted.” To provide context for investors regarding disclosure about your expansion plans in the near term, please revise your disclosure to clarify, as you do in your response, that you are unable to determine where future acquisition opportunities may arise. In addition, to the extent the timing of implementing your expansion plans is unknown, please disclose this in your filing.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 70 to provide context as to our future expansion plans and the limitation on our ability to ‘determine where future acquisition opportunities may arise, the timing of any opportunities, and we are also unable to quantify or disclose the number of future MSAs that may be targeted’.

2023 Reorganization, page 10

3.	We note your response to comment 3 and your corporate organizational structure diagram provided on page 10. Please revise your diagram to include DDS Advisor LLC, and identify the person or entity that owns the equity in each depicted entity and the relevant ownership percentages, if material. If you do not believe this information is material, please tell us why in your response. In this regard, we note your disclosure that your structure includes DDS Advisor, LLC, which is composed of practicing dentists at your affiliated dental practices who also hold equity positions in Park Dental Partners, Inc.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure and diagram on page 11 to incorporate DDS Advisor LLC and cross reference to relevant disclosures on the structure and powers of DDS Advisor LLC, and clarify that each affiliated practice is owned by a sole individual dentist owner, and described other relevant ownership percentages.

September 3, 2025

Summary Consolidated Financial and Other Data, page 16

4.	We note your response to comment 33. We note that you used an assumed effective tax rate of 28.7% for purposes of determining the pro forma adjustment to reflect 2023 on a full year C corporation equivalent tax basis. Please confirm this represents the statutory rate in effect for this period; otherwise, please help us understand how you determined it was appropriate to use this rate.

Response:

The Registrant acknowledges the Staff’s comment and confirms to the Staff that the assumed effective tax rate of 28.7% utilized in determining the pro forma adjustment to reflect 2023 full year on a C corporation equivalent tax basis is the combined Federal and State statutory income tax rate.

5.	We note your response to comment 15. Given that the pro forma financial information provided pursuant to Article 11 of Regulation S-X assumes that the transaction which is being given pro forma effect occurred at the beginning of the fiscal year, please tell us what consideration you gave to also reflecting the expense associated with the subsequent quarterly vesting of the grants at a rate of 6.25% during the first year.

Response:

The Registrant acknowledges the Staff’s comment and advises that the pro forma disclosures on page 18 in accordance with Article 11 of Regulation S-X have been revised to incorporate expenses and share issuances post offering related to the subsequent quarterly vesting of restricted shares at the rate of 6.25% of the grant value during 2024 and interim periods.

Risk Factors

Our business is dependent on long-term arrangements . . ., page 21

6.	We note your revised disclosure in response to comment 1, including your revised risk factor on page 21 disclosing that termination of an administrative resource agreement could result in a loss of your ability to consolidate revenues and that loss of an affiliated dental practice or breach of an administrative resource agreement could also result in regulatory issues. Please revise your risk factor disclosure to briefly describe the relevant regulatory issues. Please also revise your Prospectus Summary to briefly expand on the “material adverse effects on [y]our financial results” and potential “other negative consequences” that could arise from termination or breach of these long-term agreements, as you do in your revised risk factor on page 21.

Response:

The Registrant acknowledges the Staff’s comment and advises that the disclosures on pages 12 and 22 have been expanded to describe the adverse impacts that could arise on the termination of an administration resource agreement, including losing the ability for the affiliated practices to operate and our ability to generate revenue.

September 3, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

7.	We note your revised disclosure in response to comment 17 that “Park Dental Partners, Inc. has a controlling financial interest in the affiliated dental groups operating under the administrative resources agreements which provide the DRO the right to receive a significant majority of profits generated by the affiliated dental practices.” Please further revise your disclosure in this section to briefly disclose, or provide a cross-reference to more detailed disclosure elsewhere, that you have variable interests in the affiliated dental practices on the basis of your Administrative Resources Agreements, and the implications of these variable interests. We note your disclosure on page F-25. In addition, please revise your Basis of Presentation disclosure on page 3, the discussion of your operating structure in your Prospectus Summary, and your risk factors to note this VIE structure and describe the related risks.

Response:

The Registrant acknowledges the Staff’s comment and has revised disclosure on pages 3, 11, and 48 to describe the existence of the variable interest and our position as primary beneficiary of the affiliated dental practices as a result of our Administrative Resource Agreements, and have cross referenced to further description under Note 16, Variable Interest Entities, of the Notes to the Consolidated Financial Statements.

Patient Retention Rate, page 48

8.	We note your response to comment 21, including that your definition of active patients is based on your policy, which is aligned with the American Dental Association’s (ADA) clinical procedure codes that establish comprehensive oral evaluations for patients who have been absent from active treatment for three or more years, that adult patients who have not been seen in your practices in 36 months are removed from your active patient list, and that you apply a shorter time period for pediatric patients in recognition of youth growth profiles. Please revise your filing to include the substance of your response as disclosure.

Response:

The Registrant acknowledges the Staff’s comment and has revised disclosures on page 51, to describe that ‘Patients who have not been seen by our affiliated dental practices within these time periods are removed from our active patient lists’, and that this ‘methodology is aligned with ADA clinical procedure codes, and is consistent with treatment protocols for new patients, before being considered an active patient again’.

September 3, 2025

Critical Accounting Estimates

Accounts Receivable and Revenue Recognition, page 53

9.	We note your response to comment 23. Please further expand your disclosures to address how you determined your estimated accounts receivable allowance and correspondingly were able to determine that your accounts receivable, net of allowance was appropriately stated as of December 31, 2024, in light of the issues noted with transitioning to a new dental practice management and billing system in 2024.

Response:

The Registrant acknowledges the Staff’s comment and has revised disclosure on page 72 and following to clarify information used to estimate accounts receivable allowance as of December 31, 2024 and subsequent interim periods. The Registrant establishes the contractual allowance as its best estimate based on third-party payor agreements and payor collection and concession experience and concessions.

The Registrant believes the reserve for uncollectible accounts was appropriately stated as of December 31, 2024.   The Registrant experienced reduced patient statement and collection notice functionality for non payor (patient) related amounts as a result of the implementation of a new dental management and billing system, leading to an increase in aging of certain patient receivables. We were appropriately reserved for this risk as of December 31, 2024, with a higher reserve to net receivable balance than historical trends, and continue to be appropriately reserved as of June 30, 2025.

Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-7

10.          We note your response to comment 30. Please address the following:

•	Please help us better understand how you determined that the restructuring represents a transaction between entities with a high degree of common ownership. In this regard we note that a high degree of common ownership generally exists when multiple shareholders hold similar ownership interests in multiple entities;

•	You state that the restructuring resulted in an exchange of ownership interests between affiliated dental practices (i.e. PDG, TDS, and OSM) and Park Dental Partners, Inc. Please help us understand how the dental practices were affiliated before the transaction; and

•	Please tell us what consideration you gave as to whether the restructuring could be viewed to be a roll-up or put-together transaction. Refer to ASC 805-10-55-3.

Response:

The Registrant acknowledges the Staff’s comment and confirms the prior response that as it pertains to the 2023 restructuring, each dental practice entity contributed substantially all net assets to Park Dental Partners, Inc. which individually comprised approximately 83.07%, 15.81%, and 1.12%, by PDG, TDS, and OSM, of the respective aggregate contribution. In exchange, Park Dental Partners, Inc. issued proportional equity interests such that the former owners of PDG, TDS, and OSM practices received equity interests in Park Dental Partners, Inc. of approximately 82.62%, 15.61%, and 1.76%, respectively.

September 3, 2025

Prior to the restructuring, the practicing dentists have for the life of these entities considered themselves as a single combined group operating with a common structure and purpose.

We are providing the following facts and circumstances demonstrating PDG’s high degree of common ownership and thus, common control over TDS and OSM, including its ability to direct policies and management decisions, for many years prior to the 2023 reorganization:

-	PDG established the TDS and OSM entities in 1998 and 2011, respectively. The entities were created by PDG to provide multi-specialty dental care to patients in the same geographical region as PDG, providing a full complement of services to PDG’s patients.

-	At the time of reorganization, PDG owned 31.55% of TDS’ outstanding equity shares and 51.1% of OSM’s outstanding equity shares. Additionally, TDS held a 21.9% ownership of OSM’s outstanding equity shares. PDG’s ownership was diluted over time as dentists were awarded the opportunity to buy into the equity. PDG’s equity positions and related member control agreements provided it with effective control over operational decisions of all three entities.

-	The member control agreements in place for each of the entities provided PDG with the right to make the final approval for all decisions related to profit distributions, annual budgets, amendments to the articles of incorporation and member control agreements, and admission of new dentist to the dentist practice partnerships.

-	A subset of key senior PDG and TDS board members and executives served as an operating committee across the dental practices and participated in the meetings of, all three boards to ensure the commonality of principles of operations, purpose and control.

-	The non-clinical operations of the three entities have been under the direction of a single Chief Executive Officer and single Chief Administrative Officer and have been supported by one centralized resource group. Business operations were subject to member control agreements between PDG, TDS and OSM, respectively.

-	Under the terms of the member control agreements noted above the operating committee determined the profit distribution each dentist/shareholder was to receive in a given year based on their respective ownership, contributions to revenue and other factors. All three entities participated in profit distributions based on similar member control agreements and shared profits as determined by the same operating committee, with consistent payout percentages for all dentists.

-	Financial results were presented and reviewed on a combined basis and used to manage all three entities interdependently. Annual audited financial statements were completed on a combined basis and were not completed at an individual entity level.

September 3, 2025

-	The practicing dentists at PDG, TDS, and OSM considered themselves to be part of, and operated as, a combined group with a commonality in principals of operations, and purpose since the establishment of the three entities. For example, PDG management made decisions to build denovo locations that supported PDG, TDS and OSM dentists.

-	Business and operating agreements were jointly negotiated and priced by the three operating entities as a combined group including insurance coverage for both property and professional indemnity insurance.

-	The combined group operated under common financing arrangements including under bank debt and subordinated debt arrangements. The debt arrangement with the current bank lender which date back to 2015 under prior agreements, were multi entity agreements between the bank and each of PDG, TDS and OSM, individually, collectively and severally and were secured by the assets of all three entities. The debt arrangement with the subordinated debt holders which as amended date back to 2007 are also secured by the assets of all three entities, PDG, TDS and OSM.

-	The combined group operated using a shared information technology infrastructure and, a shared technology platforms for communications. The resource functions of the group including billing and revenue cycle, human resource, accounting, marketing and other administrative support were also combined for many years prior to the 2023 reorganization.

-	Other core functions including negotiations with dental insurance companies and administrators, were undertaken on a combined basis across the general and multi-specialty practices since inception.

The three entities demonstrated an extensive history of operating on a combined basis prior to the 2023 restructuring, with functions in common, shared financial resources and financing arrangements as well as relationships with dental insurers. Financial results prior to the 2023 restructuring were presented in the annual audited financial statements, on a combined basis, evidencing the view of the business as one operation prior to the 2023 restructuring.

Aligned to this historical operational relationship and ownership structure, and as described in our prior response to the Staff, each dental practice entity PDG, TDS and OSM contributed substantially all net assets to Park Dental Partners, Inc. and in turn were issued proportional equity interests in Park Dental Partners, Inc. and dentist owners were treated equally in the exchange and, after restructuring, owned an equity interest in Park Dental Partners, Inc. common stock that was nearly identical (i.e. substantively the same before and after the restructuring) to the respective dentists’ pre-restructuring equity interest.

We considered the guidance under ASC 805-10-55-3, as to whether the restructuring could be viewed to be a roll-up or put-together transaction, and concluded that the guidance was not applicable as the structure of the combined group met the standard of common control, which is not a defined term in the ASC.

September 3, 2025

Note 16. Variable Interest Entities, page F-25

11.	We note your response to comment 36. Please help us better understand how you determined that no value should be assigned to non-controlling interests by addressing the following:

•	Please provide us with a summary of the rights and obligations that the non-controlling interests have in regard to the affiliated dental practices. Please specify if their rights to profits generated are based on relative ownership interests. If not, please specify the method used.

•	Please address whether the noncontrolling interests are entitled to dividends and what rights the noncontrolling interests have in the event of a liquidation.

•	Please tell us what agreement the rights and obligations of the noncontrolling interests are specified in, including if they are addressed in the Administrative Resources Agreements.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that each of the Company’s affiliated dental practices is solely owned by the dentist who owns equity in such affiliated dental practice (the “noncontrolling interests”), and rights to profits are aligned to ownership interests; however the rights and obligations of the noncontrolling interests are subject to an Administrative Resources Agreement and either (i) a Stock Transfer Restriction Agreement or (ii) an Equity Transfer Restriction Agreement, as applicable (a “Transfer Restriction Agreement”), each between the Company, the affiliated dental practice, and the owner of the noncontrolling interests.

We are providing the Administrative Resource Agreements as Exhibits to the registration statement. Each agreement includes an Exhibit C which is the Stock Transfer Restriction Agreement, or Equity Transfer Restriction Agreement applicable to each affiliated practice. These agreements set out the basic rights and obligations of the noncontrolling interest in the affiliated dental practices. These Transfer Restriction Agreements restrict the rights of the noncontrolling interest to sell, assign or otherwise transfer or dispose any of the shares of the affiliated practices, and requires that any such transfer ultimately be to a party designated by Park Dental Partners, Inc.

In regard to noncontrolling interest rights to profits and/or dividends, the affiliated dental practice governing documents entitle the noncontrolling interest holders to receive 100% of any dividends or non-liquidating distributions from the affiliated dental practice, based on their relative equity ownership interests; however, each Administrative Resource Agreement restricts the affiliated dental practice from making any dividends or distributions without Park Dental Partner’s unilateral consent [See Section 6.4(b)]. In the ordinary course, Park Dental Partners, Inc. does not intend to allow any such dividends to be declared.

September 3, 2025

Further, in regard to noncontrolling interest entitlement to liquidation rights, the affiliated dental practice governing documents entitle the noncontrolling interest holders to receive 100% of net proceeds from liquidation (after payment of debts) in a liquidation; however, the Administrative Resource Agreements restricts each affiliated dental practice from dissolving or liquidating with the consent of the Company [See Section 6.4(i)]. In addition, under the Transfer Restriction Agreements, each owner of noncontrolling interests may not transfer any part of its equity in the affiliated dental practice; provided, however, that, upon the occurrence of certain events, such as the owner’s death, inability to practice dentistry or attempted transfer of restricted equity, or in the event a petition is filed to cause a voluntary or involuntary dissolution of the affiliated dental practice, all of the noncontrolling interests in the affiliated dental practice will immediately be deemed transferred to a transferee designated by the Company, in exchange for a nominal purchase price of $1,000 paid to the owner of the noncontrolling interests.

The noncontrolling interests have no economic value.  These interest are subject to Administrative Resource Agreements that provide for all substantive economic benefit to be derived by Park Dental Partners, Inc. and the noncontrolling interests are not entitled to any substantive economic ownership value from the operations of the affiliated dental practice.  The noncontrolling interests paid no value for the equity interests and correlatively the noncontrolling interests are unable to direct the transfer of assets of the affiliated practice without the approval of Park Dental Partners, Inc., which the Registrant does not intend to provide.  In addition, the noncontrolling interests are unable to transfer their equity interest to other parties for amounts beyond the nominal transfer fee of $1,000.  Liquidation of the entities is also controlled by the Registrant.  Furthermore, the Registrant can control who receives the equity interest on transfer.  Given all these facts and the lack of value of the equity interests, we concluded that no value should be assigned to the noncontrolling interests.

If you have any questions or regarding the filing or this response letter, please contact the undersigned at 612/604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

Philip T. Colton

cc:         Peter G. Swenson (via email)